

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

December 18, 2007

Mr. Gordon Lancaster
Chief Financial Officer
Ivanhoe Energy Inc.
Suite 654 – 999 Canada Place
Vancouver, Canada V6C 3E1

  Re: **Ivanhoe Energy Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2006
     Filed March 16, 2007
     Response Letter Dated December 14, 2007
     File No. 000-30586

Dear Mr. Lancaster:

  We have completed our review of your Form 10-K and have no further comments at this time.

      Sincerely,

      Karl Hiller
      Branch Chief